

NEWCHIP INVESTMENT APP

2019 Report

Dear investors,

The move to the Accelerator has gone really well. It will be a few months before we fully stabilize into the Accelerator as it is now, but we also want to continue scaling by offering founders more. We've launched many initiatives to help our companies find investors and get funding. What we are most looking forward to is seeing our previous graduates achieve the next stage of their success. Since it takes some time to raise a new round we've now been doing this long enough that some of our companies should be closing rounds.

We need your help!

If you have invested in startups or know startups that could benefit from the Accelerator refer them to us. We're always looking for qualified applicants to apply to the Accelerator. Just help get the word out about the most prolific online accelerator. Also, if you wish to coach or mentor companies that come through the accelerator let us know and we might able to set that up. We get companies from across all industries so our need for domain expertise is high.

Sincerely,

Ryan Rafols

Founder & CEO

Our Mission

We'll be on fund 2 helping our next big batch of startups.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Scaling the Accelerator and improving the product allowed for better margins
- We've built a strong team
- We've built strong processes and systems that allows us to retain institutional knowledge

The Bad

- We pursued some things that lead to dead ends and just cost money before fully committing to the Accelerator
- It took some time to finalize the product and determine appropriate pricing
- We spent most of the year dealing pointlessly with FINRA, we've dropped all business lines that are regulated

2019 At a Glance

January 1 to December 31

$752,606 +16X
Revenue

-$904,247
Net Loss

$174,739 +16X
Short Term Debt

$567,356
Raised in 2017

$61,388
Cash on Hand
As of 04/ 3/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our accelerator program provide founders with all of the tools, skills, and mentorship necessary to build, scale, and fund their startups.

Milestones

Newchip Inc. was incorporated in the State of Delaware in June 2016.

Since then, we have:

- Backed by JV, YGC, Sputnik, Youbi, Polymath, and executives from Goldman Sachs + Credit Suisse.

- Our portfolio of startups have raised over $100M+ in capital from 100,000+ investors all over the world.

- Ranked in Top 50 Global Startups from 67 countries by G-Startup Worldwide (judges included Tim Draper, Sequoia Capital, Softech and more).

- Ranked #1 for startup investing on App Store, Top 10 for fundraising and investing, App Store Top 100 in Finance.

- Ranked Top 25 Accelerators Globally & Top 500 Venture Investors by Crunchbase

- Want to see first-hand what Newchip is all about? Apply at: www.newchip.com

Historical Results of Operations

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $752,606.15 compared to the year ended December 31, 2018, when the Company had revenues of $42,879.73. Our gross margin was 98.28% in fiscal year 2019, compared to 100.0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $205,936, including $6,280 in cash. As of December 31, 2018, the Company had $226,477.86 in total assets, including $152,504 in cash.

- *Net Loss.* The Company has had net losses of $904,247.18 and net losses of $1,980,202.30 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $3,728,812.71 for the fiscal year ended December 31, 2019 and $3,055,298.66 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,612,650.30 in SAFEs and Convertile Notes.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Newchip Inc. cash in hand is $61,388.10, as of April 2020. Over the last three months, revenues have averaged $190,000/month, cost of goods sold has averaged $4,000/month, and operational expenses have averaged $187,500/month, for an average burn rate of $1,500 per month. Our intent is to be profitable in 15 months.

2020 saw our Accelerator grow dramatically due to some new staff brought on board and revamped curriculum. Revenues are pushing $200,000 despite the Covid-19 crisis, however payment plans mean we manage our cash flows carefully.

Sustainable profitability is around the corner. We expect to increase our revenues to the 300k+ range over the next 6 months due to synergistic products. We've endeavored to secure ourselves by improving our cash position and are committed to keeping costs under control as we expand the top line. We expect some growth assistance from investors.

Net Margin: -120% **Gross Margin: 98%** **Return on Assets: -439%** **Earnings per Share: -$0.11** **Revenue per Employee: $41,811**

Cash to Assets: 3% **Revenue to Receivables: ~** **Debt Ratio: 1,889%**

Newchip_GAAP_Financials_2019_for_CFAR_WeFunder.pdf

Newchip_GAAP_Financials_2018_for_CFAR_WeFunder.pdf

We ❤ Our 523 Investors

Thank You For Believing In Us

Jon Maldia
Yoav Getzler
Scott Poniewaz
Brian Manley
Hunter Pennington
Nic Hickox
Jon Biggs
Himanshu Kapoor
Imran Van Hout
Michael Riepen
Leah Reed
Brian Belley
Jason Samfield
William Richard Jeffries, V
Nico Lucioni
Dwayne Sariol
Anjum Bawa
Reid Strouss-Tallman
Amit Ramesh Bhanderi
Jonathan Chiang
Michael Gawrychowski
Adwait Muthal
Veera Budhi
Jeremy Johnson
Kanhaiya Patel
Benny Grinsell
Stephen Brooks
Wilbert Hogan
Baron Huntington
Carlos David Larios
Calvin Murphy
Nemanja MILOSEVIC
Jacob Hall
Sean McDonald
Samir Mahmood
Mel Cohen
Ross Marano
Anh Doan
Joseph Peterson
Juan Maldonado
John Burrow
Meenakshi Sundara Santh...
Phillip Rothbauer
Leon Dusoe
Kevin Beverly
Joseph Rutens
Roshan Joshi
Gloria Su
John William Polomny
Jason Kahle
Charles Ritchie
Martin Holoubek
Allen Erickson
Shamun Asif
Thomas Zappola
Jay Dias
Burcu Yildirim
Sam Shiffman
Anthony Bridges
Prashanth Srikanthan
Mark Olsen
Johnny Kooy
Neal Carlton
Peter Gabrielli
Carl Russo
Ali Karimi
Ben Snodgrass
Ryan Comer
Jaron Glasgow
Regina Chambers
Abdifatah Sharif. Mukhtar
Siddarth Chintamani
Moises Arturo Cervantes ...
Michael Geraghty
Rakesh Gandavarapu

Wesley King
Isaac Wiedmann
Srinivas Gadiraju
Brad Hines
Evan J SEGAL
Charles Winson
Cecelia Fresh
Frank Hainley
Daniel Richards
Xavier Rojas
Douglas Greenwood
Carl Goolsby
Srivathsan Srinivasagopal...
Phuoc Nguyen
Fong Yang
Derrick Estrada
William Cox
Alberto BarJim
Christopher D Paladino
Lance Keast
Colin Fiala
Paul Willner
Michael T Zinga
Bishal Bista
Devindra Persaud
Joel R. Hanson
Michael DeStefanis
Zemel Shropshire
Luis Arvizu
Jephph Troyer
Jint George
Abbasi Ujjainwala
Anas Fatayer
Charles Hall
Noah Splajt
Michael Mulcey
Malik Kertley
James Monahan
Kevin Trzcinski
Erik Horbacz
David J Regiec
Raymond Clark
Jude Kidder
Adam Mancino
Michael L. Younger
Prashanth Avirneni
James Smith
Nathan Webber
Rohit Punj
Toby Cherisma
Marcus Kurke
Austin Knisley
Anup Singh
Maria C Solis
Gary DeVries
Sujal Patel
Christopher Fast
James L Jenkins
Majed Alotaibi
Rosalie Fray
Kyle Moss
Dhwani Soni
Carl DeRego
Jordan Parr
Andrew Christianson
Augusto Belo
Yatinkumar Dodia
Tyler Mccomas
Anurupa Karnam Chandra...
Luis Escobar
Pruthviraj Solanki
Shane Pennington
Spencer Diner
Goverdhan Reddy Pandla
Krishan Amin

Albert E Habshi Jr
Aiden Cohen
Mitchell Lee
Daniel Raio
Tom Searcy
Gregory Hohertz
Jonas V. Butkus
Shyam Bhimani
David Sterckx
Abram Monzon
Tania Torres
Camilo Andres Clavijo Va...
Kyle Okimoto
Gustavo Altuve
Mundo Castrejon
Seth W. Hodgeman
Howard Stark
Vanlisa Lee Shi Hui
Toni Williamson
Vince C Dang
Juan Jose S Campos
Corey Bagnall
Joshua Nazarieh
Richard Marc Thuillier
Bilal Little
Ralph Angeles
Josh Chadwick
Keags Wernicke
Medrago Francisco
Jordan Bunch
Lee Morgan
Stanislav Rozenblat
Paul Stephenson
Satya Allaparthi
Travis Kerr
Cameron Resnick
Christian Atta-Darkwah
Clayton Adams
Joe Occhipinti
Angela Day
Steve Brady
Sebastian Claussnitzer
Robert B. Martin
Robert ALBA
Matthew Moy
Al Petko
Mansooklal Ratanjee
Joseph Adesanya
Ming Wang
Nick Petek
Zachariah Sinkala
Christopher Allen Dowling
Christopher DeVine
Kemaludin Duraku
Tony Charlton
Charles Morton
Ali Navid
Tomas Louda
Vijay Mohan
Tan Quan Nguyen
Raji Kaur
Karin Coyne
Sunil Ramnik Raiyani
Kevin SPIERS
Mari Ramirez
Sanjay Patel
Nate Miller
Justin Presson
Clay Phillips
Cristian Crisan
Kim Ou Yin
Jacob Stanley
Aaron Day
Blossom Eze
Matthew Okunbo

Shahriar Shahini
Philip Moses
Ed Rivera
Thomas Canty
Tyler McWilliam
William H McGuire
Gregory H Baker
Alexander Strange
Garrett Clancy
Benjamin Joseph
Emmie Tran
Praveen Sridharan
Ryan McGrail
Windel Wilson
Joep Meijer
Sunny Mhay
Jacky Zheng
Brandon Hellenbrand
Suman Poluri
Carey Walker
Lenka Sullivan
Eric Brook
Constantin Pricochi
J Matthew Nespoli
Jason Miller
Lee Corning
Tran Le
Dustin Ramage
Garrett Heim
Aditya Vardhan
Dennis Sokol
Girish Amin
Robert Gondeck
Santosh Kumar
Luis Villarreal
Charlie Jackson
Zachary Potvin
Jeffery Morlando
Lamar Patterson
Lloyd Burritt
David Ross
Krishna Khadka
Joshua K. Button
Martin Wagner
Yasir Jilani
Troy Ochowicz
Vivek K Madem
Kasey Barrett
Mario Leyba
Edward Tsai
Jason Lash
Giovanni Chantana
Lennard Cannon
Lafayette Nelson III
Emmanuel Lujan
Marc Nelson
Emmit Schultz
Omar Haneef
Sanjeev Munjal
Shekhar Nepal
Daniel Woodward
Beau Horner
Christopher Fontaine
Ranulfo Alba
Robert Bruce
David Stockwell
Tevfik Erdem Ozbilen
Mohammad Zahid Shiwani
Mark Edward Reed
Andrea E. Caldwell
Dilip Gurung
Balzli Dodard
Brian Foote
Jeff Pasquerella
Miguel G Rodriguez

Craig Vom Lehn
Jason Bradley
Dawa Lama Sherpa
Sam Hai
Tom Markiewicz
Steve Guengerich
Osmund Ugochukwu Agbo
Henrique De Castro Lacer...
Jeremy Mullin
Sean Christmann
Kevin Kwok
Allen Arcibal
Ajay Chopra
Kaung Hein
Ricardo Horta
Oleg Lysiak
Nelson Carvalho
M Giovanni Orsi
Eric Tracy
Tarunkumar Patel
Richard Tran
Daniel Hanaya
Charie Xiong
Matthew Paek
Brandon J Brotsky
Christopher Moore
Brian Scott Heimowitz
Jared Merryman
Kevin Gildea
Jonathan Kirkman
Ryan Daley
Charles F. Dorman III
Matthew Best
Scott Smith
Crijnes Pieter Sprinkhuizen
Roddy Gibbs
Sinh Nguyen
Kevin Newman
Ryan HALL
Spencer Windham
Owen Marsh
Nathaniel Reber
Audun Hansen
Robert Monk
Edison Nguyen
Rob Miller
Johnny Carthens
Mathias Obenauer III
Michael Hawes
Nygos Fantastico
Jeff Meyer
Deena Thomchick
Daniel C Hogberg
Nitin Patil
Michael Larisey
Darshan Patil
Harinarine Jaggarnath
Isaac Gonzales
Robert D Nock
Harold Brook
Jonathan Marrs
Atani M TCHESSI
Charles Kennebrew
Michael Harrison Jr
Dennis Milonas
Daniel Lubker
Machly Destin
Spurthy SADANAGIRI
Scott T.Smith
Nirav Trivedi
Douglas Niggemann
Robin Cook
Brent Brewster
Daniel Sigal
Alex Lumbard

Michael Eldredge
Julian E. Metcalf
Sam Simonovich
Jeremy Martinez
Shashi Kanth Reddy Nala...
Paul Wilcox
Wesley Budrose
Pranee Young
William Glenn Skyles
Sejdin Alka
Chase Warren Raymond
Rhallete R Javier
Reza Shahbeig
Jalal Huseynov
Antonino Li Brizzi
Jonathan Liard
Philip Markham
Dan Wolf
Avinash Reddy Desireddy
Michelle Valentin
Fritz Jeanty
Christopher Longing
Henry Hung
Lucas Beckner
Rashad Jamar Turner
Andres Mosquera Salazar
Bharath Venkataraman
Jay Wilson
Jaired Chin
Mark Thomas
Morris Gelman
Gregory Kuntjoro
Matthew Gaborcik
Baranidharan Chinnasamy
Ethan Brandt
Abe Israel
Richard Casas
Christopher Hopkins
Nick Mowrer
Sonia Rao
Jesus Aguilar
Robert Jacques
Trent Cooksley
Pavel Drazila
Durwin Tse
Kaushik Bekkem
Brian Corcoran
John Abulon
Simon Chen
John Coughlin
Billy Koepke
Bryan Stortini
Midhat Qidwai
Syd Kabir
John Robert Skrabanek
Amanda Meck
Nageswara KONDRAGAN...
Brenda Drury
Mark McConnell
Klever Ramon
Stephen Budway
Nadejda Aseeva
Tony Charlton
Ashley Lytle
Ross Wigle
Mark Rivera
Wendell Forbes Jr
Mohammed Benchakroun
Claire Weber
Justin Stinus
Mark Marlin
Dominick Alongi
Michael Mercado
Tuan Sy Nguyen

Vishal Uttamchandani
Cory Owens
Benjamin Baller
Bob Grate
Alec Studstill
Johnny Evans
Jason Gower
Raymond Wu
Phillip Lopez
Mark Jhonarsky Victoriano
Nadhamuni R Kamireddy
Armen Terteryan
William Randolph Owens
Alex Bartram
Shane Mandalia
Gene Green
Russell Bogan
Hozefa Moiyyadi
Ben Scheelk
Peter Kelly
Trasey Green
Quang Ho
Pradeep Ramadasan
Al Masino III
Kevin Carone
Oscar Garcia
Kevin Hopper
Yemi Taiwo
Marc Rasmussen
Jeremiah Howell
Dominic Thomas
Dawn Fulgham
Kevin Yao
Rigoberto S Hernandez
Don Saathoff
Benjamin Sorkin
Errol Shaw
Ali Mohandesi
Charles (Chip) Harper
Simon Ming Chang Chuang
Corry Harper
Bill Smith
Ralph Ehrman
Manfredo Mazariegos
Adam Kassam
Rolando Recinos
Scott O'Brien
Ibrahim Alkubaisi
Roberta Shapiro
Khushbu Patel
William Harrop
Fidel Toscano Salamanca
Eric Holland
Sonam Topgyal
Curt Bromm
Frankie Porcelli
Grant A Underwood
Mayur Chhita
Andrew Dwyer
Steven Bodenbender
Thinh Nguyen
Sujit Goudar
Chuan Meng Kho
Page Heller
Michal Szczodry
Klaus Price
Bradford Chan
Brian Stanilla
Dane Eischeid
Aslan Gassiyev
Kishore Vallabhaneni
Frank Orrosquieta
Ashesh Shah
Jesus Navarro

Thank You!

From the Newchip Investment App Team



Ryan Rafols
Founder & CEO



Matt Bell
Board Member
Founder/GM: Bell Interactive-digital consultancy firm, Former Head of Digital Marketing-Treehouse

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nihar Patel	Chief of Staff @ Newchip Inc.	2018
Matt Bell	President @ Bell Interactive	2016
Ryan Rafols	CEO @ Newchip	2016

Officers

OFFICER	TITLE	JOINED
Nihar Patel	Secretary	2018
Keagan Wernicke	COO	2020
Ryan Rafols	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ryan Rafols	8,300,000 Class B Common Stock	80.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2017	$631,000	Safe	Regulation D, Rule 506(b)
05/2018	$1,369,000	Safe	Regulation D, Rule 506(b)
04/2019	$567,356		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/30/2019	$567,356	5.0%	25.0%	$28,000,000	05/01/2021

Outstanding Debts

None.

Related Party Transactions

Name	Matt Bell
Amount Invested	$17,500
Transaction type	Other
Issued	12/25/2017
Relationship	Director

Matt Bell is on our Board, and we hired his agency for contract work for marketing.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	10,000,000	5,439,453	Yes
Class B Common Stock	10,000,000	8,300,000	Yes
Preferred Stock	10,000,000	0	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	0

Risks

Our financials statements were prepared on a "going concern" basis. Certain matters, as described below and in the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. However, based on management's assessment of operations and financing, they determined that the substantial doubt is alleviated. We have not generated profits since inception, and we have had a history of losses. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Ryan Rafols, Cofounder Nihar Patel, and COO Keagan Wernicke, and our advisory, engineering and marketing teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs or to meet the advisory burden that may be placed on on us in the future. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Newchip, its providers, and partners are vulnerable to hackers and cyber attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors, the issuer companies that utilize our platform, and partners. Further, any significant disruption in service on the Newchip platform or in its computer systems could reduce the attractiveness of the Newchip platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technologies. Any disruptions of services or cyber attacks either on our technology providers or on Newchip could harm our reputation and materially negatively impact our financial condition and business.

There is no current market for our stock. There is no formal marketplace for the resale of our stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Common Stock is "worth" at any time. Even if we seek a listing on the "OTCQX" or the "OTCQB" markets, there may not be frequent trading and therefore no market price for our stock.

We are dependent on general economic conditions. Our business model is dependent on investors investing in the companies viewable in our platform network. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

We are offering a discount to certain classes of investors. These investments may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to a discount, who will pay less for the same stake in the company based on an earlier investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Voting Control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of less than expected to our stockholders, the holders of our Preferred Stock could be entitled to all proceeds of cash distributions.

We are reliant on one main type of service and our partners. All of current services are variants on one type of service to our partners. Our revenues are therefore dependent upon the market for online capital formation.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

We face significant market competition. We help facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory or business model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We are an early stage company and have not yet generated any profits. Newchip was formed in 2016. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Newchip has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Newchip Inc.

- Delaware Corporation
- Organized June 2016
- 18 employees

707 E Live Oak St. Unit 1
Austin TX 78704

http://www.newchip.com

Business Description

Refer to the Newchip Investment App profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Newchip Investment App is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/newchip/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* Terms & Privacy Policy. *If investing, you accept our* Investor Agreement. *You may also view our* Privacy Notice.